UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended September 30, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

COMMISSION FILE NUMBER:  0-4408

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA  19112

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RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N DEX

Financial schedules not included are omitted because
of the conditions under which they are required.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Resource America, Inc.
   Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of September 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended September 30, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent deposits of participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio
March 27, 2008

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	September 30,
	2007	2006
ASSETS
Investments:
Investments, at fair value	$14,672,009	$9,093,503

Receivables:
Participant contributions	89,543	28,554
Employer contributions	35,257	29,279
Receivable from affiliate	−	16,448
	124,800	74,281
Total assets	14,796,809	9,167,784

LIABILITIES
Accrued liabilities	(15,854)	(17,376)

NET ASSETS AVAILABLE FOR BENEFITS	$14,780,955	$9,150,408

The accompanying notes to financial statements are an integral part of these statements.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Additions to net assets attributed to:
Investment and other income:
Interest and dividend income	$250,305
Net appreciation in fair value of investments	2,025,606
Other income	2,361
2,278,272

Contributions:
Employer	568,565
Participants	1,817,051
Rollovers	1,241,209
3,626,825
Total additions	5,905,097

Deductions from net assets attributed to:
Transfers to affiliate plan	48,643
Benefits paid to participants	141,796
Plan expenses	84,111
Total deductions	274,550
NET INCREASE	5,630,547

Net assets available for benefits:
Beginning of year	9,150,408
End of year	$14,780,955

The accompanying notes to financial statements are an integral part of this statement.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
September 30, 2007

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Resource America, Inc. (the “Company”) and its subsidiaries.  Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their day of hire.  Employees with one year of service (1,000 hours) are eligible to receive Company matching and discretionary contributions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On June 30, 2005, the Company completed the spin-off of its subsidiary, Atlas America, Inc. (“Atlas”).  As a result of the spin-off, the employees of Atlas were no longer participants of the Plan and their accounts and investments were transferred, effective July 1, 2005, to the Atlas America, Inc. Investment Savings Plan (the “Atlas Plan”), a new plan sponsored by Atlas.  As of September 30, 2007 and 2006, the Plan held 107,338 and 109,278 shares of Atlas common stock, respectively.  All disclosures of Atlas shares included in these financial statements give effect to the 3:2 stock split declared by Atlas in March 2006 and a 3:2 stock split declared in May 2007.

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan Agreement and subject to annual limitations under the Internal Revenue Code (“IRC”).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also make a rollover contribution from other qualified plans or rollover IRAs.  Participants direct the investment of their contributions into various investment options offered by the Plan.  At September 30, 2007, the Plan’s investment options included 16 mutual funds, Resource America, Inc. common stock and a money market account.  The Plan does not permit participants to direct any portion of their contributions to Atlas common stock.  Participants have the option of either holding or selling all of their Atlas shares, but participants cannot sell less than all of their Atlas shares or acquire additional Atlas shares.

Each participant who has completed one year of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation as determined on an annual basis.  Each participant’s elective deferrals and matching contributions are invested as directed by the participant.  Employer matching contributions for the year ended September 30, 2007 ("fiscal 2007") include approximately $194,653 of Company common stock.  In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors.  The Company did not make any discretionary contributions for the year ended September 30, 2007.  Contributions are subject to certain IRC limitations.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2007

NOTE A - DESCRIPTION OF PLAN (continued)

Participant Accounts

Each participant's account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings or losses. Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan Agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuing service.  A participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service.  Employer contributions are fully vested upon death of the participant.

Forfeitures

Forfeited amounts are available to reduce future employer contributions and to pay plan expenses.  There were forfeitures of $7,677 during the fiscal year ended September 30, 2007.  Plan expenses of $83,346 were paid from the forfeiture account in fiscal 2007.  In addition, $15,326 in forfeitures were used in fiscal 2007 in partial fulfillment of the Company’s fiscal 2006 matching contribution.  As of September 30, 2007 and 2006, there were accumulated forfeitures of $104,361 and $144,612, respectively, available to reduce future employer contributions and to pay plan expenses.  Employer matching contributions of $26,390 relating to fiscal 2007 will be paid from forfeitures in fiscal 2008.

Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65.  There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Outstanding participant loans were $113,313 and $65,567 at September 30, 2007 and 2006, respectively.  Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time the loan is made.  Interest rates on outstanding loans ranged from 5% to 9.25% at September 30, 2007 and from 5% to 9% at September 30, 2006.  Principal and interest is primarily paid ratably through bi-weekly payroll deductions.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2007

NOTE A - DESCRIPTION OF PLAN (continued)

Plan Administration

Administrative expenses of $84,111 were paid by the Plan during the year ended September 30, 2007.  Plan expenses were primarily paid from the Plan’s forfeiture account .  No Plan expenses were charged to participants in fiscal 2007.  The Company has the option, but not the obligation, to pay such administrative expenses.  In addition, certain administrative functions were performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan Agreement.  A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances.

Income Recognition

Net appreciation in fair value of investments represents all realized and unrealized gains and losses on investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2007

NOTE B ‑ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − (Continued)

         Recently Issued Accounting Pronouncement

In September 2006, the Financial Accounting Standards Boards issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007. The Company is currently in the process of assessing the impact, if any, that the adoption of SFAS 157 will have on the Plan’s financial statements.

NOTE C - INVESTMENTS

The following table presents investments at September 30, 2007 and 2006. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2007	2006
Mutual Funds:
Fidelity Investments Dividend Growth Fund	$721,046	$463,189
Vanguard Index Trust S&P 500 Fund	746,768	443,184
Other	4,485,493	2,047,500
	5,953,307	2,953,873
Common Stocks:
Resource America, Inc. – 167,075 and 116,468 shares	2,638,126	2,422,527
Atlas America, Inc. – 107,338 and 109,278 shares	5,541,892	3,109,306
	8,180,018	5,531,833

Money Market Funds	425,371	542,230
Participant Loans	113,313	65,567
Total investments, at fair value	$14,672,009	$9,093,503

During the plan year ended September 30, 2007, the Plan’s investments appreciated (depreciated) in fair value as follows:

2007
Mutual Funds	$404,073
Common Stocks:
Resource America, Inc.	(896,629)
Atlas America, Inc.	2,518,162
Net appreciation	$2,025,606

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2007

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Resource America, Inc., the Plan sponsor. The Plan held 167,075 and 116,468 shares of Resource America, Inc. common stock at September 30, 2007 and 2006, respectively. During the year ended September 30, 2007, Resource America, Inc. common stock held by the Plan depreciated in value by $896,629.

Certain Plan assets are invested in shares of common stock of Atlas America, Inc. ("Atlas"), which was spun-off from the Company (see Note A). The Plan held 107,338 and 109,278 shares of Atlas common stock at September 30, 2007 and 2006, respectively. During the year ended September 30, 2007, Atlas common stock held by the Plan appreciated in value by $2,518,162.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries (see Note A).

The Company will pay lost earnings and will pay applicable excise taxes related to delinquent participant contributions (see Note H).

NOTE E – TAX STATUS

The Internal Revenue Service (“IRS”) has issued a determination letter dated November 19, 2001 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the IRS.  Although the Plan has been amended since the determination letter, the Plan administrator believes that the form of the Plan is designed with the applicable provisions of the IRC.  The Plan administrator is aware of certain operational errors which, if left uncorrected, could jeopardize the Plan’s qualified status; however, these issues are being addressed in accordance with published IRS guidance, and as a result, the Plan administrator believes that the Plan will remain qualified and no provision for income taxes is necessary.

NOTE F - PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan as necessary.  In the event of a Plan termination, participants would become 100% vested in Company contributions.

NOTE G – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. As of September 30, 2007 and 2006, 18% and 26%, respectively, of the Plan’s assets were invested in the common stock of Resource America, Inc. (quoted market price of $15.79 and $20.80 per share, respectively). At September 30, 2007 and 2006, 37% and 34%, respectively, of the Plan’s assets were invested in the common stock of Atlas (quoted market price of $51.63 and $42.68 per share, respectively). As of March 25, 2008, the market price of Resource America, Inc. and Atlas common stock was $11.25 and $60.40 per share, respectively.

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2007

NOTE H – PROHIBITED TRANSACTIONS

During the plan year ended September 2007, the Plan sponsor inadvertently failed to make deposits of $597,641 of participant contributions within the timeframe required by the United States Department of Labor (“DOL”). The DOL considers late deposits to be prohibited transactions. The general rule for deposits of 401(k) withholding requires that the employer remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the employee funds were withheld. Management believes that assets can reasonably be segregated within 20 calendar days; therefore, any amount remitted after such number of days is considered late. The Plan sponsor made deposits ranging from 21 to 67 business days after the date in which the contributions were withheld and intends to file a Form 5330 and pay any applicable excise tax. The excise tax payments will be made from the Plan sponsor’s assets and not from the assets of the Plan. In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant funds been remitted within the DOL required timeframe.

SUPPLEMENTAL SCHEDULES

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a −
DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

September 30, 2007

Employer Identification Number:  72-0654146
Plan Number:  001

Participant contributions including loan repayments of the current Plan year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$597.,641
Amount fully corrected under Department of Labor’s voluntary fiduciary Correction Program (“VFC Program”) and PTE 2002-51	−
Delinquent deposits of current Plan year Participant contributions and loan payments constituting prohibited transactions	597,641
Delinquent deposits of prior year participant contributions not fully corrected until the current plan year	602,128
Total delinquent deposits of participant contributions and loan repayments constituting prohibited transactions	$1,199,769

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RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

September 30, 2007

Employer Identification Number:  72-0654146
Plan Number:  001

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock, 167,075 Shares	$2,638,126
*	Atlas America, Inc. (Nasdaq: ATLS)	Common Stock, 107,338 Shares	5,541,892
	Charles A. Schwab	Money Market	67,526
	Fidelity Investments Dividend Growth Fund	Mutual Fund	721,046
	Fidelity Investments Equity Income II Fund	Mutual Fund	515,388
	Fidelity Investments Fund	Mutual Fund	224,283
	Fidelity Investments OTC Portfolio	Mutual Fund	200,828
	Janus Fund	Mutual Fund	344,144
	Janus Worldwide Fund	Mutual Fund	419,445
	Manager’s Special Equity Fund	Mutual Fund	242,690
	Old Mutual Large Cap Z	Mutual Fund	171,047
	PIMCO Low Duration A Fund	Mutual Fund	66,622
	PIMCO Total Return A Fund	Mutual Fund	174,649
	Royce Total Return Fund	Mutual Fund	603,803
	Turner MidCap Growth Fund	Mutual Fund	448,648
	Vanguard GNMA Fund	Mutual Fund	219,684
	Vanguard Group Growth Index Fund	Mutual Fund	442,062
	Vanguard Index Trust S&P 500 Fund	Mutual Fund	746,768
	Vanguard Prime Money Market Fund	Money Market	357,845
	Weitz Partners Value Fund	Mutual Fund	412,200
*	Participant loans	5% - 9.25%	113,313
			$14,672,009

*       Represents a party-in-interest

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SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
March 27, 2008	By: /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator